Exhibit (a)(2)(B)

[WESTIN HOTELS LIMITED PARTNERSHIP LETTERHEAD]

December 29, 2003

Dear Limited Partners:

      On December 22, 2003, WHLP Acquisition LLC, a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., increased the price at which it is offering to purchase all of the issued and outstanding Units of Westin Hotels Limited Partnership (the “Partnership”) to $700 per Unit, in cash, less the amount of any distributions made or declared on or after December 22, 2003 in respect of that Unit, from $625 per Unit, in cash, less the amount of any distributions made or declared on or after October 1, 2003 in respect of that Unit.

      The General Partner makes no recommendation whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer.

      Enclosed with this letter is a copy of Amendment No. 2 to our Solicitation/ Recommendation Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission. We urge you to read the enclosed amendment carefully. Although the General Partner is not making a recommendation, we believe that Limited Partners of the Partnership should carefully consider the information set forth in the amendment and our Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 18, 2003 in making their own decision about whether to tender Units in the offer.

      If you have any questions, please call Phoenix American Financial Services, Inc., the Partnership’s investor relations manager, at 1-800-323-5888.

Very truly yours,

WESTIN REALTY CORP.
General Partner

/s/ ALAN M. SCHNAID

Alan M. Schnaid
Vice President